UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on March 15, 2019 (the “Original Schedule 13D”) with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

As reported in the Original Schedule 13D, the Reporting Person may be deemed to be a member of a group with Abrams Capital Management, L.P. and Redwood Capital Management, LLC for purposes of SEC Rule 13d-3. The Schedule 13D filings of the Other Shareholders are incorporated herein to the extent required by law.

Item 4.	Purpose of Transaction.

The Company published a press release on April 3, 2019 announcing the selection of a permanent CEO, William Johnson, and the appointment of a refreshed Board of Directors that includes ten new independent directors and the resignation of seven incumbent directors. The Board appointments will be effective as of the next in-person Board meeting, which the Company expects to be held as soon as practicable. In addition, Mr. Johnson is expected to be appointed to the Board. The Reporting Person and the Other Shareholders engaged in discussions with PG&E’s Board and management as part of PG&E’s CEO selection and Board refreshment process and have expressed support for the new CEO and the new Board.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member